SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 12, 2020, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated November 12, 2020, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or “the Company”), informs that, in relation to the Exchange Offer ended on November 10, 2020, and as a result of the settlement of said Exchange, Series I Notes were exchanged for a Nominal Value of USD 178,458,188 (USD one hundred and seventy-eight million four hundred fifty-eight thousand one hundred eighty-eight).

For this reason, the Company will proceed to cancel the Notes that are detailed below:

Series I Notes
Conditions	Issuance Date: May 15, 2019. Maturity Date: March 1, 2023. Nominal Value originally issued: USD 181,518,707 (USD one hundred and eighty-one million five hundred eighteen thousand seven hundred seven).
Nominal Value to be cancelled	N/V USD 178,458,188 (USD one hundred seventy-eight million four hundred fifty-eight thousand one hundred eighty-eight).
Nominal Value under circulation	N/V USD 3,060,519 (USD three million sixty thousand five hundred nineteen).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: November 12, 2020